

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 13, 2016

Via E-mail
Marlene Krauss, M.D.
Chief Executive Officer
KBL Merger Corp. IV
527 Stanton Christiana Rd
Newark, DE 19713

> **Re:    KBL Merger Corp. IV**
> **Draft Registration Statement on Form S-1**
> **Submitted November 16, 2016**
> **CIK No. 0001690080**

Dear Dr. Krauss:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover

1.    If the offered warrants are callable, please say so clearly throughout your registration statement in each circumstance where you state the title of the warrants.  Please see Instruction 1 to Regulation S-K Item 202.

2.    We note your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on the Nasdaq Capital Market and that you intend to apply for listing on or after the date of the prospectus.  Please tell us the purpose of delaying application until the date of the prospectus, and why you believe it is appropriate to highlight Nasdaq listing and Nasdaq rules in your document if you have not applied and been accepted for listing at the time this registration statement becomes effective.

Summary, page 1

3.      Where you elect to highlight your management, please ensure that the information is balanced, with equally prominent explanation of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors. Also, if you do not intend to represent to investors that the registrant will achieve the results of management's prior activities that you highlight in your summary, please ensure that summary makes clear the purpose of highlighting those activities and does not suggest that the registrant will achieve those results

Initial Business Combination, page 6

4.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Units, page 9

5.      We note the last sentence of footnote (1).  Please clarify the nature of the membership interests in your sponsor that the underwriter will own, including the percentage of your sponsor that the underwriter will own.  Also, given your disclosure that the underwriter will own those membership interests "until the closing of [y]our initial business combination," please tell us who will own those interests after the business combination and the nature and amount of consideration that owner will provide the underwriter for the interests.

Redemption of warrants, page 11

6.      Your disclosure that you will not redeem the warrants if there is not an effective and current registration statement unless the warrants may be exercised on a cashless basis appears to be inconsistent with your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws.  Please clarify how the warrants may be exercised on a cashless basis if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Proceeds to be held in trust account, page 14

7.      Please briefly highlight how "the requirements of law and stock exchange rules" could require that funds held in the trust be released other than to fund working capital and to

pay income taxes.  In this regard, if interest is not sufficient to fund working capital and pay income taxes, please tell us whether applicable law could require you to use other funds in the trust to pay those obligations.

Conditions to completing our initial  business combination, page 15

8.      We note your disclosure that there is no limitation of your ability to raise funds privately. Please tell us whether you can issue securities that can vote with the common stockholders on matter related to your pre-business combination activity as described in the last paragraph on page 19.

Release of funds in trust account on closing of our initial business combination, page 20

9.      We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming stockholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming stockholders directly to those stockholders.  In this regard, we note your disclosure in the second bullet point on page 15 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

Redemption of public shares and distribution and liquidation, page 20

10.     Please reconcile your disclosures, like on pages 20 and 26, that the 24-month limit is merely an agreement among the named parties, with your disclosure in the last paragraph on page 19 suggesting that an extension of the 24-month period requires a shareholder-approved amendment to your certificate of incorporation.

Risk Factors, page 24

11.     We note your disclosure beginning on page 116 regarding what the tax consequences "should" be, your disclosure on page 117 that the treatment "is not entirely clear," your disclosure on page 118 regarding a tax consequence that is "unclear," and your disclosure on page 119 regarding tax consequences that are "not clear under current tax law." Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary.  Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty.

You will not have any rights, page 27

12.     Please tell us the purpose of the second sentence of this risk factor.  For what reasons would you be unable to complete your plan to redeem the public shares if you do not complete your initial business combination within 24 months?  Why is it uncertain whether Delaware law requires you to submit a plan of dissolution for stockholder approval?

13.     Please reconcile the penultimate sentence of this risk factor with the last sentence beginning on page 19 and the second sentence of the second paragraph on page 81.

If third parties bring claims against us, page 30

14.     Please directly identify your product or service providers who you know have not or will not provide a waiver.  For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

We are not registering the shares of common stock, page 33

15.     If the holders of the securities issued in your unregistered transaction can exercise warrants at times holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We may issue additional common or preferred shares, page 36

16.     We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor.  If those restrictions may be eliminated, please revise the mitigating language to clarify.  In this regard, we note the disclosure in the last risk factor on page 42.

The provisions of our amended and restated certificate of incorporation, page 42

17.     If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary.

18.     In an appropriate risk factor, please clearly identify the extent of the disclosed pre-business combination activity that is not governed by your charter and may be revised without the consent of your shareholders.  For example, we note your disclosure on page 35 regarding an independent opinion regarding the fairness of any affiliate acquisition, your disclosure on page 40 regarding not incurring indebtedness without a waiver, and your disclosure on  page 41 regarding the percentage of the target security that you will acquire.

Status as a Public Company, page 70

19.     Please balance your disclosure here to address any material reasons that your structure
        would not be attractive to a business combination partner relative to "the traditional
        initial public offering." For example, does the risk of potential unknown liabilities,
        whether related to your securities transactions or otherwise, materially affect a target's
        analyses?

Redemption of public shares, page 77

20.     Please clarify whether you would proceed with the amendment if the number of
        stockholders seeking redemption would exceed the amount mentioned in the penultimate
        sentence of the second paragraph on page 78.

21.     We note your disclosure in the first paragraph on page 80 regarding unlawful redemption
        distributions. Please clarify why the distribution could be "deemed to be unlawful."

Directors and Executive Officers, page 89

22.     Please clarify the dates during which your directors and executive officers served in the
        cited roles. For example, it is unclear when Dr. Krauss was CEO of KBL Healthcare
        Acquisition I, II and III. Ensure that your disclosure is reconcilable to the information in
        the table on page 97.

23.     Please tell us how you determined who would be a member of your Scientific and
        Advisory Board, the nature of any commitment the members of the Advisory Board to
        provide services to you, whether and when the Advisory Board will meet as a group, and
        how the role of the identified Advisory Board members will differ from other individuals
        from whom you seek advice. Also tell us about all compensation arrangements for the
        Advisory Board. It is unclear why it is appropriate to include the named individuals in
        your "Management" disclosure or to highlight them in your prospectus summary, and it is
        unclear why you do not include all information addressed by Regulation S-K Item 401(c)
        regarding the Advisory Board members.

24.     We note your disclosure on page 38 that your executive officers and directors possibly
        are affiliated with entities that are engaged in a business similar to yours. Please tell us
        the names of all such entities with which your affiliates are or were affiliated, including
        the nature and dates of the affiliation. Also provide a brief description of any acquisitions
        made by those entities, the current trading markets of the entities, and benefits received
        by your affiliates from their association with those entities.

Warrants, page 107

25.    Please revise the disclosure to explain the purpose and effect of the "Black-Scholes Warrant Value" exercise price reduction mentioned on page 110.

Our Amended and Restated Certificate of Incorporation, page 111

26.    Please revise the second sentence of this section to clarify whether all "dissenting holders" – not just public stockholders – would have the right to redeem.

Allocation of Purchase Price, page 117

27.    We note your disclosure that "each holder of a unit must allocate the purchase price paid by such holder for such unit between the one ordinary share and the warrant based on the relative fair market value of each at the time of issuance."  Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

Possible Constructive Distributions, page 119

28.    Given your disclosure on page 109-110, please clarify under what circumstances permitted by the offered warrant would an "adjustment increase[] the warrant holders' proportionate interest in [y]our assets or earnings and profits … as a result of a distribution of cash to the holders of shares of [y]our common stock which is taxable to the U.S. holders of such shares."

Underwriting Discount, page 122

29.    We note your references to changing the offering price and other selling terms.  If true, please revise to clarify that you are referring to changes after completion of this offering.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

30.    In the first sentence of the audit opinion, your auditors did not identify the balance sheet located on page F-3 included within the financial statements. Please amend your filing to include an audit report that clearly identifies all of the financial statements that were audited.  Refer to PCAOB Auditing Standards 3101.08.

Note 2. Significant Accounting Policies

Emerging growth company, page F-9

31.    We note in the last sentence of this footnote that you refer to "accountant standards." Please revise your disclosure to refer to accounting standards.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:    Douglas S. Ellenoff, Esq.